Filed by: Baxter International Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Baxter International Inc.

Subject Company’s Commission File No.: 001-04448

FOR IMMEDIATE RELEASE

Media Contact:

Deborah Spak, (224) 948-2349

Investor Relations Contact:

Clare Trachtman, (224) 948-3085

Information Agent:

D.F. King & Co.

800-622-1649 (toll-free in the United States)

212-269-5550 (for banks and brokers

BAXTER ANNOUNCES FINAL RESULTS OF

BAXALTA EXCHANGE OFFER

DEERFIELD, Ill., May 24, 2016 – Baxter International Inc. (NYSE: BAX) (“Baxter”) announced today the final results of Baxter’s previously announced offer to exchange up to 13,360,527 shares of common stock of Baxalta Incorporated (NYSE: BXLT) (“Baxalta”) owned by Baxter for shares of Baxter common stock. The exchange offer expired at 11:59 p.m., New York City time, on May 18, 2016. Under the terms of the exchange offer, for each share of Baxter common stock that was validly tendered and not validly withdrawn by a stockholder and that was accepted by Baxter pursuant to the exchange offer, subject to proration as described below, Baxter will deliver 1.1591 shares of Baxalta common stock to or at the direction of such tendering stockholder. As a result of the completion of the exchange offer, all 13,360,527 shares of Baxalta common stock owned by Baxter will be distributed to Baxter stockholders who validly tendered their shares in the exchange offer, and Baxter will not hold any shares of Baxalta common stock.

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Because the exchange offer was oversubscribed, Baxter accepted only a portion of the shares of its common stock that were validly tendered and not validly withdrawn, on a pro rata basis in proportion to the number of shares tendered. Stockholders (excluding certain plan participants in Baxter savings plans) who beneficially owned “odd-lots” (less than 100 shares) of Baxter common stock and who validly tendered all of their shares and made the appropriate election were not subject to proration in accordance with the terms of the exchange offer. The final proration factor of 3.6178959 percent was applied to all other shares of Baxter common stock that were validly tendered and not validly withdrawn to determine the number of such shares that have been accepted from each tendering stockholder.

Based on the final count by the exchange agent, Computershare Trust Company, N.A., the final results of the exchange offer are as follows:

•	Total number of shares of Baxter common stock validly tendered and not validly withdrawn: 283,708,484

•	Shares tendered that were subject to proration: 282,398,761

•	“Odd-lot” shares tendered that were not subject to proration: 1,309,723

•	Total number of shares of Baxter common stock accepted for exchange: 11,526,638

The exchange agent is expected to deliver shares of Baxalta common stock as follows: (1) with respect to shares tendered through the Depository Trust Company (“DTC”), to the account of DTC on May 25, 2016, so that DTC can credit each applicable DTC participant (and such participant can credit its respective account holders promptly thereafter), and (2) with respect to shares

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tendered outside DTC, to the direct registered accounts of the respective holders by May 26, 2016. Payments in lieu of fractional shares of Baxalta common stock will be delivered after the exchange agent has aggregated all fractional shares and sold them in the open market. Shares of Baxter common stock tendered but not accepted for exchange will be returned to the tendering stockholder in book-entry form promptly after the final proration factor is announced.

For more information about the exchange offer, please contact the information agent, D.F. King.

About Baxter

Baxter International Inc. (NYSE: BAX) provides a broad portfolio of essential renal and hospital products, including home, acute and in-center dialysis; sterile IV solutions; infusion systems and devices; parenteral nutrition; biosurgery products and anesthetics; and pharmacy automation, software and services. Baxter’s global footprint and the critical nature of its products and services play a key role in expanding access to healthcare in emerging and developed countries. Baxter’s employees worldwide are building upon Baxter’s rich heritage of medical breakthroughs to advance the next generation of healthcare innovations that enable patient care.

Forward-Looking Statements

This press release includes forward-looking statements, including with respect to the completion of the exchange offer. Use of the words “may,” “will,” “would,” “could,” “should,” “believes” or the negative of those words or other similar expressions is intended to identify forward-looking statements that represent our current judgment about possible future events. All statements in this press release, other than statements of historical facts, are forward-looking statements that involve certain risks and uncertainties. Factors that could cause actual results or events to differ materially from those anticipated include the matters described

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in Baxter’s and Baxalta’s filings with the Securities and Exchange Commission (the “SEC”). All of the forward-looking statements made in this press release are qualified by these cautionary statements, and there can be no assurance that the actual results or developments anticipated will be realized or, even if realized, that they will have the expected consequences to or effects on Baxter or Baxalta or their respective subsidiaries or businesses or operations. Baxter undertakes no obligation to update publicly or otherwise revise any forward-looking statements, whether as a result of new information, future events, or other such factors that affect the subject of these statements, except where we are expressly required to do so by law.

Important Notices and Additional Information

In connection with the transaction, Baxalta has filed with the SEC a registration statement on Form S-4 containing a prospectus and Baxter has filed with the SEC a Schedule TO, in each case as amended, which more fully describe the terms and conditions of the exchange offer. The registration statement on Form S-4 was declared effective by the SEC on May 13, 2016. Investors and security holders may obtain a free copy of the prospectus and other documents filed by Baxter and Baxalta with the SEC at the SEC’s web site at http://www.sec.gov/. Free copies of these documents and each of the companies’ other filings with the SEC may also be obtained, as applicable, from Baxter at www.baxter.com or Baxalta at www.baxalta.com.

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